UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Acceleron Pharma Inc.

(Name of Subject Company)

Avoro Capital Advisors LLC

Behzad Aghazadeh

(Name of Persons Filing Statement)

Common Stock, $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities)

Scott Epstein
c/o Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Acceleron Pharma Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 128 Sidney Street, Cambridge, MA 02139. The Company’s telephone number at this address is (617) 649-9200.

Securities

This Statement relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of the Company. Based solely on the information set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2021, there were 61,147,922 shares of Common Stock issued and outstanding as of October 7, 2021.

Item 2.	Identity and Background of Filing Person.

Name and Address

Avoro Capital Advisors LLC, a Delaware limited liability company (“Avoro Capital”), and Behzad Aghazadeh, a citizen of the United States (“Mr. Aghazadeh” and together with Avoro Capital, the “Filing Persons”), are the persons filing this Statement. The business address of each of the Filing Persons is 110 Greene Street, Suite 800, New York, NY 10012. The business telephone number of each of the Filing Persons is (212) 937-4970. The principal business of Avoro Capital is that of providing investment advisory and management services to investment funds and to individually managed accounts for institutional and other clients. The principal occupation of Mr. Aghazadeh is to serve as portfolio manager and controlling person of Avoro Capital.

Tender Offer

This Statement relates to the tender offer (the “Tender Offer”) by Astros Merger Sub, Inc., a Delaware corporation and a subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation, to purchase all of the outstanding Common Stock, at a price of $180.00 per share of Common Stock.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

None.

Item 4.	The Solicitation or Recommendation.

Recommendation

The Filing Persons recommend that stockholders of the Company not tender their Common Stock in the Tender Offer.

Reasons

On October 28, 2021, the Filing Persons issued a press release expressing their views on the Tender Offer, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

Intent to Not Tender

The Filing Persons do not intend to tender any of their Common Stock in the Tender Offer in its current form and in light of current market conditions. The Filing Persons intend to review their investment in the Company on a continuing basis and may change their intention with respect to tendering such Common Stock based upon future events.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Filing Persons have not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations on their behalf in connection with the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

The following table sets forth all transactions in the Common Stock effected by the Filing Persons or, to the best of Filing Persons’ knowledge and as applicable, any of their directors, executive officers, subsidiaries, affiliates or associates, in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commission.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/21/2021	5,000	141.84
9/21/2021	10,000	147.56
9/24/2021	(5,000)	169.02
9/29/2021	80,000	180.68
9/29/2021	100,000	179.37
9/29/2021	100,000	177.45
9/29/2021	200,000	176.20
9/30/2021	500,000	174.85

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

Not applicable.

Item 9.	Exhibits.

Exhibit No. 1	Description
Press Release, dated October 28, 2021

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

EXHIBIT 1

Avoro Capital Issues Open Letter to Fellow Acceleron Pharma Shareholders

Remains Opposed to Sale of Acceleron to Merck at Current Price and Plans Not to Tender Its Shares

Believes Company Has Strong Momentum and Continuing as Standalone Entity is Superior Path to a Transaction at the Proposed Price, Particularly with Major Value Inflection Point Coming from Phase 3 Data

Outlines Alternatives by Which Acceleron Could Maximize Shareholder Value as Independent Company, Including by Monetizing Royalties

Ready and Willing to Assist with Change in Board Composition to Better Position Company for Go-Forward Strategy

NEW YORK – October 28, 2021 – Avoro Capital Advisors (“Avoro”), a long-term and collaborative investor in life sciences and biotechnology companies, beneficially owns approximately 7% of Acceleron Pharma Inc. (Nasdaq: XLRN) (“Acceleron”, “XLRN” or the “Company”) together with certain of its affiliates and managed funds (“Avoro,” “we” or "us"), making it one of the Company's most significant shareholders. Avoro today issued an open letter to fellow Acceleron shareholders further detailing why the proposed sale of Acceleron to Merck & Co. Inc. (NYSE: MRK) ("Merck") for $180 per share (the "Merger") is not in the best interests of all shareholders. Based on the information currently available, Avoro does not plan to tender its shares in support of the Merger.

The full text of the letter follows:

October 28, 2021

Dear Acceleron Shareholders,

Avoro Capital, together with certain of our affiliates and managed funds, beneficially owns approximately 7% of Acceleron Pharma Inc., making us one of the Company's most significant shareholders.

After reviewing Merck’s Tender Offer Statement and the Company’s Recommendation Statement on Schedule 14D-9, we continue to believe that the proposed sale of Acceleron to Merck for $180 per share is not needed at this time, and certainly not at a price that drastically undervalues XLRN — representing just a 38% premium relative to the stock’s average closing price over the prior three months. Our conviction has only been strengthened by the recent disclosures from the Company and the public support for our position by other shareholders and sell-side analysts.

Based on the information currently available, we will not tender our shares in support of the transaction.

We ask you to consider the following:

Why sell now, at an undervalued price, when Acceleron has positive momentum and appears to be so close to a value inflection point?

As we stated previously, we believe that Acceleron’s management team has done an excellent job creating value for shareholders until now and that the Company has great potential as a standalone entity. We also believe Merck could ultimately be a great partner for XLRN. The problem is not the fit, it is both the timing and the price.

As we expected, Acceleron’s Schedule 14D-9 filing reveals that Acceleron’s Board of Directors (the “Board”) initially only received an offer from one party (Merck), briefly tested the market, and determined they had to accept Merck’s revised offer because no other viable alternatives immediately presented themselves. We do not understand this logic that assumes that a transaction had to be pursued at this time rather than staying independent. In fact, in our view, the fact that other bidders did not jump to pursue a transaction supports the notion that a sale at this time is premature.

We expect that, by the end of 2022, Acceleron will have results from its Phase 3 STELLAR trial that is enrolling the prevalent PAH population, which we believe will support a higher share price – a notion also voiced publicly by other shareholders and sell-side analysts such as a recent Raymond James analyst note that stated, “if successful in Phase 3, we believe XLRN shares could easily be worth ~$250+”.[1] Subsequent clinical trials in newly diagnosed PAH patients, late-stage PAH patients, and group 2 pulmonary hypertension patients offer further potential value creation opportunities. The data already generated by Acceleron are extremely rare and promising developments that have been widely praised by the PAH community. Given sotatercept’s disease modification potential contrasted with current PAH treatments that remain limited to vasodilator therapies, it is very likely that appropriate reimbursement can be obtained once the product reaches the market.

While we of course understand that XLRN bears some degree of risk in waiting for at least some of these results versus taking the money on the table from Merck, there is always risk in this industry – and based on the data so far, this risk is overwhelmingly worth taking in our opinion. It’s also understandable that other parties approached by the Acceleron Board following the Merck approach preferred to wait to see the Phase 3 trial data (STELLAR) before wanting to transact. It simply makes sense, both for XLRN and potential acquirers, to wait until we are past these critical value inflection points before deciding on the future of the Company.

In addition to sotatercept, Acceleron also has great potential to create value with Reblozyl. Bristol-Myers Squibb (“BMY”) has guided to more than $4B in peak sales for Reblozyl with low-to-mid 20% royalties going to Acceleron. This guidance implies a multi-billion dollar valuation for the royalty alone using standard industry multiples, which taken together, suggests that sotatercept is being grossly undervalued at the current price given its blockbuster potential.

Others Agree that the Price is Too Low for a Sale at this Time

Since our initial letter on September 30th, 2021, two other Acceleron shareholders have publicly stated their opposition to the Merger at the current price.[2],[3] It should certainly give all shareholders pause that multiple investors with significant sector expertise, who rarely if ever take public stances like this, believe this Merger is not in their best interests.

Further, numerous sell-side analysts have noted that the value assigned to Acceleron by the Merger is too low. Examples include:

Raymond James (Danielle Brill), 10/4/21:

•	“We think $11.5B for XLRN is a steal.”
•	“…we share the view of many investors in XLRN that this deal-price is too low (<40% premium over 200-day moving average)”

Cowen (Yaron Werber), 9/27/21:

•	“M&A speculation driving stock— we see $180/sh as too low to get deal done”
•	“We believe that the stock could see much higher values as a stand-alone company either based on 35x P/E multiple on EPS or a more traditional 4-6x multiple on peak sales which would provide an even higher valuation.”

_________________

[1] Raymond James Analyst Note, 10/4/2021

[2] Available at https://www.businesswire.com/news/home/20211013006045/en/Holocene-Advisors-Believes-Merck%E2%80%99s-Proposed-Offer-
of-180-Per-Share-for-Acceleron-Significantly-Undervalues-Company%C2%A0

[3] Available at https://www.businesswire.com/news/home/20211020005321/en/Darwin-Global-Urges-Acceleron-Shareholders-Not-to-Tender-

Their-Shares-to-Merck

Barclays (Carter Gould), 9/26/21:

•	“With that backdrop, and sotatercept’s significant commercial potential, we would be somewhat surprised to see Acceleron proceed here without a greater premium…”

Jefferies (Akash Tewari), 10/6/21:

•	“The deal price of $180/share is a bargain…”

Better Alternatives Exist at this Valuation Level

If XLRN’s Board did feel the need to pursue a monetization avenue following the Merck approach, there were, and still are, better options.

Should the tender not receive sufficient shareholder support, one pathway would be for Acceleron to remain independent and pursue complete or partial monetization of its Reblozyl royalty to a variety of potentially interested parties that seek lucrative royalties such as Party A, who has already demonstrated interest in the Reblozyl royalty as indicated in the Schedule 14D-9 filing. In fact, based on what we have heard from market participants, we strongly believe there is tremendous continued interest in this royalty stream, and it appears from our reading of the Schedule 14D-9 that the Company failed to properly explore this avenue as a means to unlock shareholder value.

Merck’s comments on the conference call following the Merger announcement about Reblozyl and its associated royalty demonstrate its inherent value:

“And with regards to the royalty stream, we are confident in Reblozyl's commercial potential and ability to expand into new indications. We believe it will become a cornerstone therapy across a range of heme indications and has the potential for multibillion-dollar peak revenue. The royalty cash flows are financially attractive and provide the opportunity for this acquisition to be accretive in the near term.”[4]

In the scenario of remaining independent, Acceleron could use proceeds from Reblozyl royalty monetization to fund the continued development of sotatercept in PAH and other indications through multiple valuation inflection points for the Company.

***

We appreciate that some shareholders may feel pressure to tender their shares simply because the Company’s disclosures give the sense that the current Board may not be willing to go back to work and continue to lead the Company forward absent this transaction. If this is indeed the case, and the current Board is unwilling to forego this undervalued deal and to pursue a standalone strategy, Avoro would stand ready to take the steps necessary to help modify the Board’s composition and add directors with relevant experience and expertise to create improved shareholder value – including recommending a new group of independent directors for appointment to the Board.

We look forward to engaging constructively with Acceleron management, as well as our fellow shareholders, in order to understand other viewpoints and to further articulate our rationale in the hope that we can be part of identifying a better path forward.

Sincerely,

Behzad Aghazadeh, PhD

Managing Partner and Portfolio Manager, Avoro Capital

Media Contact

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com

_________________________

[4] Webcast, “Acceleron Pharma Inc Acquired by Merck & Co Inc Call,” September 30, 2021, available at https://s21.q4cdn.com/488056881/files/doc_events/2021/XLRN-USQ_Transcript_2021-09-30.pdf

About Avoro Capital L.P.

Avoro Capital L.P., is the parent of Avoro Capital Advisors LLC (“Avoro Capital Advisors”) and Avoro Ventures LLC (“Avoro Ventures”).  Avoro Capital Advisors is an SEC-registered investment manager located in New York City, investing in public and private equity companies focused primarily on life sciences and biotechnology. Managing Partner, Behzad Aghazadeh PhD, has over 25 years of experience spent in scientific research, healthcare consulting, institutional investment and executive leadership within the healthcare sector, and is supported by a team of seasoned professionals with advanced medical and scientific backgrounds, and extensive investment experience in the biopharmaceutical industry.

Forward-Looking Statements and Additional Information

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements regarding the planned completion of the transactions contemplated by the Merger. Although Avoro believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Avoro, Merck or Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in Acceleron's public filings and recent public communications regarding the Merger by Acceleron and Merck. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) made by Merck & Co., Inc. and Acceleron, including those listed under “Risk Factors” in Merck & Co., Inc.’s annual reports on Form 10-K and quarterly reports on Form 10-Q and Acceleron’s annual reports on Form 10-K and quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Avoro does not undertake any obligation to update or revise any forward-looking information or statements. Unless otherwise noted, Avoro has neither sought nor obtained permission to use third party statements reproduced herein.